Z Squared Inc.

550 South Andrews Ave., Suite 700

Fort Lauderdale, Florida 33301

June 15, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, D.C. 20549

Re:	Z Squared Inc.
Registration Statement on Form S-1
Filed June 9, 2026
File No. 333-296653

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Z Squared Inc. hereby requests acceleration of effectiveness of the above-referenced Registration Statement so that it will become effective at 4:30 p.m. Eastern Time on Tuesday, June 16, 2026, or as soon thereafter as practicable.

Very truly yours,

Z SQUARED INC.

By:	/s/ David Halabu
David Halabu
Chief Executive Officer